UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number:

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: May 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

BASSETT FURNITURE INDUSTRIES, INC.
Full Name of Registrant

N/A
Former Name if Applicable

3525 Fairystone Park Hwy
Address of Principal Executive Office (Street and Number)

BASSETT, VA 24055
City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-Q for the quarter ended May 30, 2009 in a timely manner without unreasonable effort and expense primarily as a result of a reevaluation of the Registrant’s accounting process and methodology related to its accounts and notes receivable reserves pursuant to comment letters received from the SEC staff. During the second and third quarters of 2009, the Registrant received comment letters from the SEC as part of its triennial accounting review by the Commission. Although these comment letters related to the Registrant’s Form 10-K for the year ended November 29, 2008 and Form 10-Q for the quarter ended February 28, 2009, the ultimate resolution of the comments may also impact the presentation of our financial statements in the Form 10-Q for the quarter ended May 30, 2009.

Due to the potential impact on the presentation of our financial statements in its Form 10-Q for the quarter ended May 30, 2009, the Registrant will delay the filing until the comments are fully resolved with the SEC. The Registrant anticipates that it will be able to resolve the comments and file the Form 10-Q by the end of July. However, there can be no assurances that the foregoing time frame will be met.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

J. Michael Daniel	276-629-6614
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting net sales of approximately $57.7 million for the second quarter of 2009, a decrease of approximately 23% compared to the same period of 2008, and a net loss for the second quarter of 2009 in excess of the net loss of $0.4 million for the same period of 2008. The Company can not determine the amount of the net loss until the comments from the SEC have been fully resolved. The anticipated net loss was primarily attributable to lower sales volume due to continued economic weakness and significantly decreased consumer spending and increased SG&A expense due to significantly increased bad debt charges, partially offset by significantly decreased spending in the wholesale operation. The Company also anticipates recording $1.1 million of impairment charges associated with the writeoff of tenant improvements from the closure of certain retail stores and a retail office location, lease exit costs of $0.3 million associated with the closure of a retail office location and $0.3 million of severance charges. The Company generated $2.0 million in operating cash flow during the second quarter of 2009 primarily through its ongoing cost reduction initiatives, bringing cash used in operating activities to $3.1 for the first half of 2009, as compared to $10.8 million operating cash used during the first half of 2008, a 71% decrease from the 27 weeks ended May 31, 2008. The net cash usage for the year is primarily due to the continued difficult environment at retail resulting in lower collections on accounts receivable. The Company also anticipates reporting $15.6 million in cash and $19.2 million in investments on its balance sheet with the borrowings under the revolving loan facility unchanged at $18.0 million as compared to the quarter ended February 28, 2009.

Bassett Furniture Industries, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 9, 2009	By	/s/ J. Michael Daniel
Corporate Controller and Interim CFO

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